FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 25, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten
61-63
P.O. Box 194
SE-101 23 Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2011.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2011 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2011

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK 2011

Interim Report No.2

First six months of 2011

•                  Operating profit (IFRS) for the first six months of 2011 amounted to Skr 956.9 million (1H10: Skr 515.0 million)

•                  Core Earnings for the first six months of 2011 amounted to Skr 797.8 million (1H10: Skr 607.6 million)

•                  New lending, directly to Swedish exporters and to their customers amounted to Skr 25.5 billion during the first six months of 2011 (1H10: Skr 28.2 billion)

•                  The outstanding volume of offers for loans at the end of the first six months of 2011 amounted to Skr 77.5 billion (Year-end 2010: Skr 86.6 billion)

Second quarter of 2011

•                  Operating profit (IFRS) for the second quarter of 2011 amounted to Skr 498.9 million (2Q10: Skr 235.8 million)

•                  Core Earnings for the second quarter of 2011 amounted to Skr 463.9 million (2Q10: Skr 288.9 million)

2011

For the period

01/01/11 — 30/06/11

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 22, 2011.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2010, is available at www.sek.se

SEK has established the following expected dates for publishing economic information for the financial year 2011:

October 25, 2011	Interim Report for the period January 1 — September 30, 2011

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Apr-Jun, 2011 Skr	Jan-Mar, 2011 Skr	Apr-Jun, 2010 Skr	Jan-Jun, 2011 Skr	Jan-Jun, 2010 Skr	Jan-Dec, 2010 Skr
Results
Net interest revenues	442.9	435.5	487.0	878.4	901.8	1,898.5
Operating profit	498.9	458.0	235.8	956.9	515.0	3,939.7
Net profit	405.2	334.3	171.6	739.5	375.3	2,891.7
Pre-tax return on equity (1)	16.1%	14.6%	7.1%	15.3%	7.7%	30.2%
After-tax return on equity (1)	13.1%	10.6%	5.2%	11.9%	5.7%	22.2%

Adjusted operating profit (Core Earnings) (2)	463.9	333.9	288.9	797.8	607.6	4,114.7
Pre-tax return on equity (Core Earnings) (1)	15.0%	10.6%	9.8%	12.8%	10.2%	35.7%
After-tax return on equity (Core Earnings) (1)	12.2%	7.7%	7.2%	10.0%	7.6%	26.3%

Operating profit excluding profit from sale of Swedbank shares
Operating profit	498.9	458.0	235.8	956.9	515.0	1,374.7
Pre-tax return on equity (1)	16.1%	14.6%	7.1%	15.3%	7.7%	10.6%
After-tax return on equity (1)	13.1%	10.6%	5.2%	11.9%	5.7%	7.7%

Adjusted operating profit (Core Earnings) (2)	463.9	333.9	288.9	797.8	607.6	1,549.7
Pre-tax return on equity (Core Earnings) (1)	15.0%	10.6%	9.8%	12.8%	10.2%	13.5%
After-tax return on equity (Core Earnings) (1)	12.2%	7.7%	7.2%	10.0%	7.6%	9.9%

Customer financing
New customer financing (3)	19,607	5,936	14,182	25,543	28,234	48,749
of which direct customer financing	8,728	1,404	10,566	10,132	13,854	24,388
of which end customer financing	10,879	4,532	3,616	15,411	14,380	24,361
Loans, outstanding and undisbursed (3), (4)	209,385	204,495	239,503	209,385	239,503	217,862
Volume of offers of lending	77,450	101,062	77,496	77,450	77,496	86,623

Borrowing
New long-term borrowings (5)	9,582	16,664	28,241	26,246	45,623	76,644
Outstanding senior debt	275,461	270,964	333,880	275,461	333,880	300,671
Outstanding subordinated debt	2,449	2,353	3,198	2,449	3,198	2,590

Total assets	317,040	311,861	388,655	317,040	388,655	339,688

Capital
Primary capital adequacy ratio, including Basel I-based additional requirements (6)	22.4%	23.9%	18.4%	22.4%	18.4%	22.4%
Capital adequacy ratio, including Basel I-based additional requirements (6)	22.4%	23.9%	18.4%	22.4%	18.4%	22.4%
Capital adequacy ratio, excluding Basel I-based additional requirements (7)	23.4%	24.5%	18.7%	23.4%	18.7%	22.4%

The footnote markers in the above table refer to the Supplemental Information to the financial statements contained herein.

Interim Report January-June 2011

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at June 30, 2011 and December 31, 2010, and in matters concerning flows, the six-month period or the three-month period ended on June 30, 2011. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Secure access to long term financing for the Swedish export industry is important

The Swedish export industry is performing well and is continuing to compete successfully on the global market, even though we can see a decline in the world economic market. Since the Swedish economy depends on the success of the Swedish exporters, we need to continue to improve their conditions so that they can develop their international competitiveness.

SEK is also performing well. After a relatively cautious start to the year, which saw a high level of activity but the completion of few transactions, business volumes have taken off. Financial solutions accepted by customers amounted to Skr 25.5 billion for the first half of 2011. There is a risk that new regulations, in terms of Basel 3, could restrict the financing available on the market. SEK’s complementary role in the market will therefore grow in importance in order to ensure access to competitive long-term financing for exporters, and their customers, going forward.

A number of markets remain turbulent, especially Greece and other parts of Southern Europe, and there is significant uncertainty about what will happen. The capital markets are still relatively fragile, which means that SEK needs the ability to substantially increase its lending volumes in order to cover exporters’ financing needs, if the worst should happen. Swedish exporters should feel safe in the knowledge that they always have access to competitive financing from SEK.

SEK’s earnings were strong. SEK’s operating profit (IFRS) for the first half of 2011 amounted to Skr 956.9 million, which is a Skr 441.9 million increase from the corresponding period in 2010. The increase in earnings is mainly due to realized and unrealized changes in fair value including the sale of the property Jakob Större 13. After-tax return on equity was 11.9 percent. Adjusted operating profit amounted to Skr 797.8 million, compared with Skr 607.6 million for the corresponding period in 2010.

High demand for long-term financing

SEK is seeing high demand for financing from the Swedish export industry. There was a high level of activity during the first six months of 2011, with a considerable increase in the number of transactions closed in the latter part of the period.

SEK’s new lending in the first half of 2011 amounted to approximately Skr 25.5 billion, which is a decrease of approximately Skr 2.7 billion compared with the first half of 2010. 40 percent of new lending originated from direct lending to Swedish exporters and 60 percent is export credits to buyers of Swedish goods and services. The majority of transactions were completed in the second quarter. Skr 19.6 billion of the total volume of new lending in the first six months was undertaken in the second quarter.

The total volume of outstanding offers for export credits amounted to Skr 77.5 billion at the end of the period. The high volume of offers shows that Swedish exporters’ demand for financing from SEK remains high, and that banks, exporters and buyers of Swedish goods and services see the value of the complementary capacity that is offered by SEK.

During the period SEK helped a large number of Swedish exporters with competitive financing. For example, in cooperation with DnB Nor Bank, SEK signed a loan agreement with Trelleborg for EUR 110 million for long-term financing. SEK has also, in cooperation with banks or other financial institutions, helped important Swedish exporters such as Stena Metall, Scania, Volvo and Alfa Laval with financing during the period.

Together with three Swedish banks and the telecom company Ericsson, SEK also acted as arranger for the financing of 2G and 3G deliveries to Indian mobile operator Aircel. Aircel is India’s seventh-largest mobile operator with a customer base of just over 57 million users. This transaction is worth a total of Skr 2.4 billion. It is 85 percent guaranteed by EKN, the Swedish Export Credits Guarantee Board.

New customer financing

(Skr billion)

	Jan-Jun, 2011	Jan-Jun, 2010	Jan-Dec, 2010
Customer financing of which:
- Direct customer financing	10.1	13.8	24.4
- End customer financing	15.4	14.4	24.3
Total (1)	25.5	28.2	48.7

(1) Of which Skr 10.5 billion (1H10: Skr 15.5 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Continued access to all key capital markets

The growing unrest in the financial markets, influenced in particular by the situation in Greece and Southern Europe, shows the importance of SEK having diversified and stable funding so that it is always able to offer long term financing for Swedish exporters.

SEK’s new long-term borrowing in the first six months of 2011 amounted to approximately Skr 26.2 billion, which is a decrease of approximately Skr 19.4 billion compared to the same period in 2010. The decrease was the result of lending decision taken to lower company liquidity. Repurchase of own debt amounted to Skr 5.2 billion (2010: Skr 3.0 billion) and early redemption on own debt amounted to Skr 18.1 billion (2010: Skr 11.0 billion) for the first six months of 2011.

SEK continues to have good access to all key capital markets, despite relatively significant unrest in the market, owing in particular to the situation in Greece and other parts of Southern Europe. Throughout the period, SEK has had the ability to borrow high volumes to cover new lending. Stable borrowing is very important for SEK’s ability to provide its customers with attractive, long-term financial solutions, even during times of unrest in the world markets.

During the period, the US was the dominant funding market for SEK, accounting for 59 percent of SEK’s new borrowing in the first six months. SEK’s borrowing on the Japanese market increased in the second quarter and it was the second largest market for SEK during the first six months.

SEK’, together with Bank of America Merrill Lynch, was recognized by the organization mtn-i for its work with the Elements ETN (Exchange Traded Note) platform. Elements is an electronic platform that offers investments in index-linked bonds by cooperating with other issuers, distributors and US stock exchanges and has contributed to the success in borrowing in the US market during 2011.

New borrowing
Long-term borrowing (Skr billion)

Markets, first six months of 2011

Products, first six months of 2011

Comments to the consolidated financial accounts

Consolidated statements of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit changes in fair value of certain financial instruments, which are recognized for IFRS purposes.

Core Earnings is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit (Core Earnings) does not reflect these mark-to-market valuation effects.

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2011	2011	2010	2011	2010	2010
Operating profit	498.9	458.0	235.8	956.9	515.0	3,939.7
Elimination for change in market valuation according to IFRS (Note 2)	-35.0	-124.1	53.1	-159.1	92.6	175.0
Adjusted operating profit (Core Earnings)	463.9	333.9	288.9	797.8	607.6	4,114.7
After-tax return on equity (Operating profit)	13.1%	10.6%	5.2%	11.9%	5.7%	22.2%
After-tax return on equity (Core Earnings)	12.2%	7.7%	7.2%	10.0%	7.6%	26.3%

January - June 2011

Operating profit (IFRS)

Operating profit (IFRS) for the first six months of 2011 amounted to Skr 956.9 million (1H10: Skr 515.0 million), an increase of 86 percent compared to the same period of 2010. The positive change was mainly attributable to an increase in net result from financial transactions, including unrealized fair-value changes and realized profit from the disposal of the subsidiary whose only asset was the former office building of SEK. This increase was offset mainly by an increase in the credit loss reserve attributable to unspecified counterparties as well as a decrease in net interest revenues due to a lower average volume in interest bearing assets.

Net interest revenues

Net interest revenues for the first six months of 2011 amounted to Skr 878.4 million (1H10: Skr 901.8 million), a decrease of 3 percent compared to the same period of 2010. The decrease in the net interest revenues was due to a decrease in the average size of volumes of interest bearing assets which to some extent is offset by an increase in margins.

The average margin on debt-financed assets was 0.51 percent per annum (1H10: 0.45 percent), an increase of 13 percent compared to the same period of 2010. The increase in margin was mainly due to lower interest costs compared to the same period last year when the costs related to the state´s stability fund were higher.

The average amount of debt-financed assets amounted to 268.1 billion (1H10: Skr 321.0 billion) during the period, a decrease of 16 percent compared to the same period of 2010. The average volume in the liquidity decreased compared to the same period last year due to SEK’s revised liquidity policy. The average size of the loan portfolio decreased compared to the same period previous year due to repayment on loans. The decreased volume is also due to weaker USD exchange rate.

Net results of financial transactions

The net result of financial transactions for the first six months of 2011 amounted to Skr 267.7 million (1H10: Skr -157.5 million). The year-over-year increase was mainly due to a positive unrealized change in fair value from the revaluation of financial assets and liabilities at fair value for the first six months of 2011 amounting to Skr 159.1 million. By contrast the corresponding item for 2010 consisted of a negative unrealized change amounting to Skr 92.6 million. The positive change in fair value was due to a revaluation on swaps where exchanges from USD to other currencies occur and a reclassification of contingent assets related to Lehman Brothers. SEK believes that a part of the previous reported contingent assets related to the Lehman Brothers’ group on the balance-sheet date is considered as virtually certain to have a positive fair value, therefore it has been reported in the statement of financial position. The related changes in value accounted as unrealized changes in value have been reported in the operating profit. See Note 11 for more information regarding reporting of contingent assets. The negative change in fair value during the same period 2010 was mainly due to changes in fair value on long-term borrowing.

Further the change in the net result from financial transactions compared with the same period previous year was due to a positive realized net result from financial transactions for the first six months of 2011, amounting to Skr 106.0 million (1H10: Skr 66.4 million). The increase in earnings compared with the same period previous year is mainly explained by the positive effects from early redemption of loans during the period. This is to be compared with the negative effects during the same period previous year due to realize loss from the sale of securities holdings in the liquidity portfolio.

Other operating income

Other operating income amounted to Skr 108.3 million (1H10: —) consisted mainly of realized profit from the disposal of shares in subsidiaries. On April 13, 2011, the Parent Company in the Consolidated Group sold all of the shares in the wholly-owned subsidiary AB Sektionen to a company in the LMK Industri AB Group. AB Sektionen’s main asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB Sektionen’s operating business before the sale was to rent its building to the Parent Company.

Personnel expenses and other expenses

Personnel expenses totaled Skr 144.6 million (1H10: Skr 126.3 million) and other expenses totaled Skr 97.1 million (1H10: Skr 104.4 million). Personnel expenses include an estimated cost for the general personnel incentive system of Skr 17.8 million (1H10:—). The outcome of the general personnel incentive system is based on the adjusted operating profit (core earnings), and may not exceed two months’ salary. Executive Directors are not covered by the system.

Net credit losses

Net credit losses for the first six months of 2011 amounted to Skr 47.0 million, compared to the recovery of net credit losses amounting to Skr 9.5 million for the first six months of 2010. During the second quarter an additional provision of Skr 50.0 million has been made to the reserve for unspecified counterparties, while, by contrast, the same period last year the reserve decreased by Skr 35.0 million.

Changes in fair value in other comprehensive income

Changes in fair value not reported in net profit but in other comprehensive income amounted to Skr 19.7 million for the first six months of 2011 (1H10: Skr 145.5 million). Skr 13.6 million (1H10: Skr 93.4 million) was attributable to the value change on available-for-sale securities and Skr 6.1 million (1H10: Skr 52.1 million) was attributable the value change on derivatives in cash-flow hedges. Decreasing positive change in fair value concerning available-for-sale securities compared to the previous year was mainly due to a positive change of value in the shares in Swedbank included in the corresponding period. Decreasing positive change in fair value concerning derivatives in cash-flow hedges compared to the previous year was due to a decreased volatility in Swedish interest rates. After tax deduction amounting to Skr 5.2 million (1H10: Skr 38.3 million), other comprehensive income amounted to Skr 14.5 million (1H10: Skr 107.2 million).

Second quarter of 2011

Operating profit (IFRS)

Operating profit (IFRS) for the second quarter amounted to Skr 498.9 million (2Q10: Skr 235.8 million), an increase of 112 percent compared to the same period of 2010. The increase is mainly attributable to an increase in net results from financial transactions, including unrealized fair-value changes and realized profit from the disposal of the subsidiary whose only asset was the former office building of SEK. This increase is offset mainly by an increase in the credit loss reserve attributable to unspecified counterparties as well as lower net interest revenues due to lower average volumes in interest bearing assets.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 442.9 million (2Q10: Skr 487.0 million), a decrease of 9 percent compared to the same period of 2010. The decrease of the net interest revenues was due to lower average volumes of interest bearing assets, although they were counteracted by increasing margin.

The average amount of debt-financed assets for the second quarter amounted to Skr 259.7 billion (2Q10: Skr 321.2 billion) during the period, a decrease of 19 percent compared to the same period of 2010. The main reason for the decrease was the reduction in liquidity, but the average loan volume has also decreased.

Net results of financial transactions

The net result of financial transactions for the second quarter 2011 was Skr 125.1 million (2Q10: Skr -137.1 million). This positive change when comparing year-over-year performance was mainly due to a positive unrealized change in fair value from the revaluation of some financial assets and liabilities at fair value amounting to Skr 35.0 million. The corresponding item for 2010 consisted of a negative unrealized change amounting to Skr 53.1 million. The positive change in fair value was due to a revaluation of derivatives related to a weaker USD exchange rate and reclassification of contingent assets related to Lehman Brothers (see above). The negative change in fair value during the same period 2010 was mainly due to changes in fair value on long-term borrowing.

Other operating income

Other operating income amounted to Skr 108.3 million (—) consisted mainly of realized profit from the disposal of shares in subsidiaries.  See previous page.

Personnel expenses and other expenses

Personnel expenses for the second quarter totaled Skr 74.1 million (2Q10: Skr 63.2 million) and other expenses totaled Skr 49.9 million (2Q10: Skr 61.5 million). Personnel expenses include a cost for the general personnel incentive system of Skr 8.9 million (2Q10:—).

Net credit losses

Net credit losses for the second quarter 2011 amounted to Skr 47.1 million, compared to recovery of net credit losses amounting to Skr 17.0 million for the second quarter 2010. During the second quarter an additional provision of Skr 50.0 million has been made to the reserve for unspecified counterparties, while, by contrast, the same period last year the reserve decreased by Skr 35.0 million.

Changes in fair value in other comprehensive income

Changes in fair value not reported in net profit but in other comprehensive income amounted to Skr 141.0 million in the second quarter (2Q10: Skr -6.8 million), of which Skr 2.7 million (2Q10: Skr -17.1 million) was attributable to available-for-sale securities and Skr 138.3 million (2Q10: Skr 10.3 million) was attributable to derivatives in cash-flow hedges. After tax deduction amounting to Skr 37.1 million (2Q10: Skr -1.7 million), other comprehensive income amounted to Skr 103.9 million (2Q10: Skr -5.1 million). The positive change in value related to cash flow hedges during the second quarter of 2011 was due to declining Swedish interest rates for maturities over one year.

Statements of Financial Position

Total assets and liquidity

SEK’s total assets amounted to Skr 317.0 billion as of June 30, 2011, a decrease of 7 percent from the year-end 2010 (Year-end 2010: Skr 339.7 billion). The decrease is mainly due to reduced liquidity, which is a result of SEK’s revised policy for the size of the liquidity portfolio, and to some extent due to a weaker USD exchange rate.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 209.4 billion as of June 30, 2011 (Year-end 2010: Skr 217.9 billion), representing a decrease of 4 percent since the 2010 year-end. Of the total amount at June 30, 2011, Skr 180.7 billion represented outstanding loans, an increase of 1 percent from the year-end 2010 (Year-end 2010: Skr 179.7 billion). Included in the total amount of outstanding loans, loans in the S-system amounted to Skr 29.5 billion (Year-end 2010: Skr 24.0 billion).

As of June 30, 2011  the aggregate amount of outstanding offers amounted to Skr 77.5 billion, a decrease of 11 percent since the year-end 2010 (Year-end 2010: Skr 86.6 billion). Skr 68.0 billion (Year-end 2010: Skr 75.8 billion) of outstanding offers derived from the S-system.

There has been no major change in the composition in SEK’s counterparty exposure, although the exposure to companies has increased somewhat in proportion on the expense of the exposure to states and financial institutions. Of the total counterparty exposure at June 30, 2011, 39 percent (Year-end 2010: 41 percent) was to states and government export credit agencies; 31 percent (Year-end 2010: 33 percent) was to financial institutions; 6 percent (Year-end 2010: 7 percent) was to asset-backed securities; 16 percent (Year-end 2010: 12 percent) was to companies; and 8 percent (Year-end 2010: 7 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12 to the financial statements included herein.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of June 30, 2011, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.4 percent as of June 30, 2011 (Year-end 2010: 22.4 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 22.4 percent as of June 30, 2011 (Year-end 2010: 22.4 percent), of which the core capital ratio was 22.4 percent (Year-end 2010: 22.4 percent).

See Note 12 for further information on capital adequacy, risk and exposure.

Events after the Reporting Period

Ulla Nilsson and Åke Svensson, were elected to the Board of Directors of SEK at an Extraordinary General Meeting on July 8, 2011. The Board consequently consists of eight directors.

In early July SEK issued a five-year global benchmark-obligation amounting to 1 billion dollars, which was the first transaction of this kind since October 2010.

Consolidated Statements of Comprehensive Income

Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	Apr-Jun, 2011	Jan-Mar, 2011	Apr-Jun 2010	Jan-Jun 2011	Jan-Jun 2010	Jan-Dec 2010
Interest revenues		2,393.4	2,526.8	3,141.6	4,920.2	6,121.7	12,183.1
Interest expenses		-1,950.5	-2,091.3	-2,654.6	-4,041.8	-5,219.9	-10,284.6
Net interest revenues		442.9	435.5	487.0	878.4	901.8	1,898.5

Commissions earned		3.0	6.1	2.2	9.1	9.6	19.7
Commissions incurred		-6.0	-4.9	-6.1	-10.9	-12.1	-19.9
Net results of financial transactions	2	125.1	142.6	-137.1	267.7	-157.5	2,497.6
Other operating income		108.3	—	—	108.3	—	—
Operating income		673.3	579.3	346.0	1,252.6	741.8	4,395.9

Personnel expenses		-74.1	-70.5	-63.2	-144.6	-126.3	-259.4
Other expenses		-49.9	-47.2	-61.5	-97.1	-104.4	-191.9
Depreciations and amortizations of non-financial assets		-3.3	-3.7	-2.5	-7.0	-5.6	-13.1
Net credit losses	3	-47.1	0.1	17.0	-47.0	9.5	8.2
Operating profit		498.9	458.0	235.8	956.9	515.0	3,939.7

Taxes	4	-93.7	-123.7	-64.2	-217.4	-139.7	-1,048.0
Net profit for the period (after taxes)(i)		405.2	334.3	171.6	739.5	375.3	2,891.7

Other comprehensive income related to:
Available-for-sale securities(ii)		2.7	10.9	-17.1	13.6	93.4	-1,652.1
Derivatives in cash flow hedges		138.3	-132.2	10.3	6.1	52.1	-205.6
Tax on other comprehensive income	4	-37.1	31.9	1.7	-5.2	-38.3	488.6
Total other comprehensive income		103.9	-89.4	-5.1	14.5	107.2	-1,369.1
Total comprehensive income(i)		509.1	244.9	166.5	754.0	482.5	1,522.6

(i) The entire profit goes to the shareholder of the Parent Company.

(ii) Changes in the value of the shares in Swedbank are included in the period January to December, 2010. See Note 2 and 11.

Consolidated Statements of Financial Position

Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	June 30, 2011	December 31, 2010
Assets
Cash and cash equivalents	6, 7	5,425.9	8,798.0
Treasuries/government bonds	6, 7	38.2	5,431.3
Other interest-bearing securities except loans	6, 7	93,819.9	100,533.0
Loans in the form of interest-bearing securities	6, 7	65,170.6	71,805.8
Loans to credit institutions	3, 6, 7	23,411.0	22,538.9
Loans to the public	3, 6, 7	94,527.1	87,101.9
Derivatives	7, 8	28,934.4	37,659.8
Property, plant, equipment and intangible assets	5	58.2	159.3
Other assets		2,421.0	1,704.1
Prepaid expenses and accrued revenues		3,233.7	3,955.5
Total assets		317,040.0	339,687.6

Liabilities and equity
Borrowing from credit institutions	7	10,889.3	14,342.8
Borrowing from the public	7	42.5	19.3
Senior securities issued	7	264,528.9	286,309.5
Derivatives	7, 8	18,037.3	18,057.4
Other liabilities		4,395.2	1,640.6
Accrued expenses and prepaid revenues		2,968.4	3,443.4
Deferred tax liabilities		654.0	660.9
Provisions		52.4	53.6
Subordinated securities issued	7	2,449.2	2,590.3
Total liabilities		304,017.2	327,117.8

Share capital		3,990.0	3,990.0
Reserves		9.3	-5.2
Retained earnings		9,023.5	8,585.0
Total equity		13,022.8	12,569.8

Total liabilities and equity		317,040.0	339,687.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		296.1	229.7

Contingent assets and liabilities	11	2.5	4.5

Commitments
Committed undisbursed loans	11	28,672.9	38,205.2

Consolidated Statements of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2010)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Jun, 2010	375.3				375.3
Other comprehensive income related to:
Available-for-sale securities	93.4			93.4
Derivatives in cash flow hedges	52.1		52.1
Tax on other comprehensive income Jan-Jun, 2010	-38.3		-13.7	-24.6
Total other comprehensive income Jan-Jun, 2010	107.2		38.4	68.8
Total comprehensive income Jan-Jun, 2010	482.5		38.4	68.8	375.3
Dividend	-518.0				-518.0
Closing balance of equity June 30, 2010 (2), (3)	13,419.7	3,990.0	218.4	1,253.6	7,957.7
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Dec, 2010	2,892.6				2,892.6
Other comprehensive income related to:
Available-for-sale securities	-1,653.3			-1,653.3
Derivatives in cash flow hedges	-205.6		-205.6
Tax on other comprehensive income Jan-Dec, 2010	488.9		54.1	434.8
Total other comprehensive income Jan-Dec, 2010	-1,370.0		-151.5	-1,218.5
Total comprehensive income Jan-Dec, 2010	1,522.6		-151.5	-1,218.5	2,892.6
Dividend	-2,408.0				-2,408.0
Closing balance of equity December 31, 2010 (2), (3)	12,569.8	3,990.0	28.5	-33.7	8,585.0
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Jun, 2011	739.5				739.5
Other comprehensive income related to:
Available-for-sale securities	13.6			13.6
Derivatives in cash flow hedges	6.1		6.1
Tax on other comprehensive income Jan-Jun, 2011	-5.2		-1.6	-3.6
Total other comprehensive income Jan-Jun, 2011	14.5		4.5	10.0
Total comprehensive income Jan-Jun, 2011	754.0		4.5	10.0	739.5
Dividend	-301.0				-301.0
Closing balance of equity June 30, 2011 (2), (3)	13,022.8	3,990.0	33.0	-23.7	9,023.5

(1) The total number of shares is 3,990,000.

(2) The entire equity goes to the shareholder of the Parent Company.

(3) SEK has had access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has had the right to withdraw capital if SEK deems it be necessary to  be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer be required and expired at June 30, 2011.

Consolidated Statements of Cash Flows, in Summary

Unaudited (except for Jan-Dec, 2010)

Skr mn	Jan-Jun, 2011	Jan-Jun, 2010	Jan-Dec 2010
Cash flow from operating activities	7,902.0	8,286.1	15,521.9
Cash flow from investing activities	202.3	-1.0	-42.2
Cash flow from financing activities (1)	-11,465.8	-11,855.9	-24,310.5
Cash flow for the period	-3,361.5	-3,570.8	-8,830.8

Cash and cash equivalents at beginning of year	8,798.0	17,636.5	17,636.5
Net decrease (-) /increase (+) in cash and cash equivalents	-3,361.5	-3,570.8	-8,830.8
Exchange rate differences on cash and cash equivalents	-10.6	-4.9	-7.7
Cash and cash equivalents at end of period (2)	5,425.9	14,060.8	8,798.0

(1) Of which Skr -301.0 million relates to shareholder dividends (2Q10 Skr -518.0 million).

(2) “Cash and cash equivalents” includes, in this context, cash, cash equivalents and short-term investments for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Notes

1.               Applied accounting principles

2.               Net results of financial transactions

3.               Impairment and past-due receivables

4.               Taxes

5.               Property, plant, equipment and intangible assets

6.               Loans and Liquidity

7.               Classification of financial assets and liabilities

8.               Derivatives

9.               S-system

10.         Segment Reporting

11.         Contingent liabilities, contingent assets and commitments

12.         Capital Adequacy and Exposures

13.         Events after the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual reports in credit institutions and securities companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2010 annual financial statements, considering also the amendments from IASB described in the interim report for the first quarter 2011. The interim financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2010. Changes in accounting standards have had insignificant impact on accounting in 2011.

Note 2. Net results of financial transactions

Skr mn	Apr-Jun, 2011	Jan-Mar, 2011	Apr-Jun, 2010	Jan-Jun, 2011	Jan-Jun, 2010	Jan-Dec, 2010
Net result of financial transactions was related to
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	1.8	0.8	-0.8	2.6	1.5	-0.8
Realized results on settled assets and repurchased debt	88.3	17.7	-83.2	106.0	-66.4	2,673.4
Total net result of financial transactions, before certain fair value changes	90.1	18.5	-84.0	108.6	-64.9	2,672.6

Changes in fair value related to financial assets, financial liabilities and related derivatives	35.0	124.1	-53.1	159.1	-92.6	-175.0
Total net result of financial transactions	125.1	142.6	-137.1	267.7	-157.5	2,497.6

The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results on settled assets and repurchased debt with a value of Skr 2,565.0 million which correspond to the changes in fair value that earlier have been reported as other comprehensive income and have been included in the fair value reserve within equity. See Note 11 for more information.

Note 3. Impairment and past-due receivables

Skr mn	Apr-Jun, 2011	Jan-Mar, 2011	Apr-Jun, 2010	Jan-Jun, 2011	Jan-Jun, 2010	Jan-Dec, 2010
Credit losses (1), (2), (3)	-59.2	-2.2	-97.8	-61.4	-122.9	-119.7
Reversal of previous write-downs (1),(3)	11.9	1.0	114.7	12.9	131.9	126.9
Net impairments and reversals	-47.3	-1.2	16.9	-48.5	9.0	7.2
Recovered credit losses	0.2	1.3	0.1	1.5	0.5	1.0
Net credit losses	-47.1	0.1	17.0	-47.0	9.5	8.2
of which related to loans(4)	10.9	-0.5	88.0	10.4	91.8	92.8
of which related to liquidity portfolio(4)	-58.0	0.6	-71.0	-57.4	-82.3	-84.6

Changes in reserves of financial assets
Balance brought forward	-562.3	-561.1	-947.8	-561.1	-939.9	-939.9
Impaired financial assets sold (1)	—	—	371.6	—	371.6	371.6
Net impairments and reversals	-47.3	-1.2	16.9	-48.5	9.0	7.2
Balance carried forward	-609.6	-562.3	-559.3	-609.6	-559.3	-561.1
of which related to loans(4)	-32.7	-31.2	-44.2	-32.7	-44.2	-41.6
of which related to liquidity portfolio(4)	-576.9	-531.1	-515.1	-576.9	-515.1	-519.5

(1) During the second quarter of  2010 the exposure to Glitnir Bank was settled, which resulted in a Skr 87.4 million reversal of previous write-downs in connection to the  disposal of the asset.

(2) SEK has two assets in form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. No impairment charges were recorded for the six-month period in relation to two CDOs (2Q10 Skr 117.1 million), amounting the total of such impairment to Skr 475.4 million (Year-end 2010: Skr 475.4 million). The assets have a book value gross before impairment of Skr 581.2 million (Year-end 2010: Skr 638.4 million).

(3) The amount for the first six months of  2011 includes a provision of Skr 50.0 million (2Q10: dissolution of Skr 35.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 100.0 million (Year-end 2010: Skr 50.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for.

(4) See Note 6 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	June 30, 2011		December 31, 2010
Past-due receivables:
Aggregate amount less than 90 days past-due	159.1	(1)	154.6	(1)

Aggregate amount of principal and interest more than 90 days past-due	532.9	(1),(2)	273.2	(1),(2)

Principal amount not past-due on such receivables	2,209.2	(1)	2,682.9	(1)

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2) Of the aggregate amount of principal and interest past due Skr 200.2 million (Year-end 2010: Skr 273.2 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 192.8 million (Year-end 2010: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Sale of shares in the subsidiary AB SEKTIONEN in the second quarter of 2011 is not taxable, which reduces the effective tax rate.

Note 5. Property, plant, equipment and intangible assets

Skr mn	June 30, 2011		December 31, 2010

Property, land and equipment
Net book value at beginning of the year	142.2		120.0
Acqusitions of the year	8.2		30.4
Sale or disposals of the year	-106.7	(1)	-4.8
Depreciation of the year	-4.9		-3.4
Net book value of property, plant and equipment	38.8		142.2	(2)

Intangible assets
Net book value at beginning of the year	17.1		10.7
Acqusitions of the year	4.4		12.2
Depreciation of the year	-2.1		-5.8
Net book value of intangible assets	19.4		17.1

Net book value of tangible and intangible assets	58.2		159.3

(1) The subsidiary AB SEKTIONEN, owner of the building at Västra Trädgårdsgatan, was sold during the second quarter and generated a positive result of Skr 105.4.

(2) Buildings and land in the consolidated group with a net book value of Skr 101.1 million (—) represents assets held for sale.

Note 6. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity are calculated as follows:

Skr mn	June 30, 2011	December 31, 2010
Loans
Loans in the form of interest-bearing securities	65,170.6	71,805.8
Loans to credit institutions	23,411.0	22,538.9
Loans to the public	94,527.1	87,101.9
Less:
Deposits with time to maturity exceeding three months	-2,396.3	-1,790.2
Total loans	180,712.4	179,656.4

Liquidity
Cash and cash equivalents (1)	5,425.9	8,798.0
Deposits with time to maturity exceeding three months	2,396.3	1,790.2
Treasuries/government bonds	38.2	5,431.3
Other interest-bearing securities except loans	93,819.9	100,533.0
Total liquidity	101,680.3	116,552.5

Total interest-bearing assets	282,392.7	296,208.9

(1) “Cash and cash equivalents” includes,  cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Note 7. Classification of financial assets and liabilities

	June 30, 2011
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	5,425.9					5,425.9
Treasuries/government bonds	38.2					38.2
Other interest-bearing securities except loans	93,819.9		4,979.3		11,271.2	77,569.4
Loans in the form of interest-bearing securities	65,170.6		2,377.2			62,793.4
Loans to credit institutions	23,411.0		100.0			23,311.0
Loans to the public	94,527.1					94,527.1
Derivatives	28,934.4	16,130.2		12,804.2
Total financial assets	311,327.1	16,130.2	7,456.5	12,804.2	11,271.2	263,665.0

	June 30, 2011
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	10,889.3				10,889.3
Borrowing from the public	42.5				42.5
Senior securities issued	264,528.9		143,040.7		121,488.2
Derivatives	18,037.3	15,148.0		2,889.3
Subordinated securities issued	2,449.2				2,449.2
Total financial liabilities	295,947.2	15,148.0	143,040.7	2,889.3	134,869.2

	December 31, 2010
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0					8,798.0
Treasuries/government bonds	5,431.3					5,431.3
Other interest-bearing securities except loans	100,533.0		5,522.7		9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,805.8		2,383.9			69,421.9
Loans to credit institutions	22,538.9					22,538.9
Loans to the public	87,101.9					87,101.9
Derivatives	37,659.8	22,775.9		14,883.9
Total financial assets	333,868.7	22,775.9	7,906.6	14,883.9	9,082.6	279,219.7

	December 31, 2010
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,342.8				14,342.8
Borrowing from the public	19.3				19.3
Senior securities issued	286,309.5		162,595.0		123,714.5
Derivatives	18,057.4	16,050.3		2,007.1
Subordinated securities issued	2,590.3				2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

(1) Of loans and receivables, 10 percent (Year-end 2010: 11 percent) are subject to fair-value hedge accounting and 5 percent (Year-end 2010: 5 percent) are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading in accordance with IAS 39.

(3) Of other financial liabilities, 91 percent (Year-end 2010: 88 percent) are subject to fair-value hedge accounting.

There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 75.2 million (Year-end 2010: Skr 107.9 million), which represents a cumulative reduction of the book value. For the period January 1 to June 30 this has changed by Skr -32.8 million (1H10: Skr -39.6 million), which increased the value financial liabilities and affected operating profit negatively. The accumulated changes for derivatives amount to Skr -3.0 million (Year-end 2010:  Skr -23.6 million), period changes amounted to Skr 20.6 million (1H10: Skr 5.2 million) which has a positive effect on operating profit.

During the six-month period ended June 30, 2011, repayments of long-term debt amounted to approximately Skr 12.7 billion (1H10: Skr 76.5 billion), the net increase of SEK’s own debt repurchased and early redemption amounted to approximately Skr 23.3 billion (1H10: Skr 13.9 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the Company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables”occurred on  October 1, 2008 with retroactive effect from July 1, 2008. This reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 0.3 million for the period January 1 June 30, 2011 and avoiding a negative earnings effect of Skr 26.1 million for the period January 1 to June 30, 2010. With respect to the period January 1 to June 30, 2011, total interest revenues of Skr 22.8 million were derived from these reclassified assets, while, with respect to the period January 1 to June 30, 2010, total interest revenues Skr 37.6 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.3 percent.

Skr mn	June 30, 2011			December 31, 2010
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	518.5	527.0	527.0	3,368.9	3,368.6

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. The reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 15.9 million for the period January 1 to June 30, 2011. For the period January 1 to June 30, 2010 the reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 5.4 million. With respect to the period January 1 to June 30, 2011, total interest revenues of Skr 49.9 million were derived from these reclassified assets and  during the period January 1 to June 30, 2010, total interest revenues of Skr 69.3 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.0 percent.

Skr mn	June 30, 2011			December 31, 2010
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	2,812.6	2,823.0	2,807.3	4,235.6	4,203.9
Loans in the form of interest-bearing securities	1,244.0	1,255.5	1,255.6	1,783.2	1,783.4
Total	4,056.6	4,078.5	4,062.9	6,018.8	5,987.3

Note 8. Derivatives

	June 30, 2011			December 31, 2010
Derivative instruments by categories Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,474.2	5,620.8	140,639.2	3,846.8	7,003.8	148,043.8
Currency-related contracts	20,915.5	7,385.9	238,516.3	24,815.3	6,456.4	253,930.1
Equity-related contracts	3,920.0	4,123.1	58,217.9	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, loan risk, etc.	624.7	907.5	21,412.3	1,912.6	639.2	20,611.9
Total derivatives	28,934.4	18,037.3	458,785.7	37,659.8	18,057.4	495,654.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 12, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of June 30, 2011 the nominal amount of credit default swap contracts  classified as financial  guarantees were Skr 18,332.3 million (Year-end 2010: Skr 20,020.7 million).

Note 9. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(d) in the Annual Report for 2010. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 30.0 million for the first half year (1H10: Skr 21.6 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first half year 2011 amounted to Skr 53.4 million (1H10: Skr -81.2 million), of which the net result for the CIRR loans represented Skr 73.4 million (1H10: Skr -61.9 million).

Statements of Comprehensive Income for the S-system Skr mn	Apr-Jun, 2011	Jan-Mar, 2011	Apr-Jun, 2010	Jan-Jun, 2011	Jan-Jun, 2010	Jan-Dec, 2010
Interest revenues	197.8	180.7	167.3	378.5	311.4	680.2
Interest expenses	-193.4	-194.2	-177.8	-387.6	-367.8	-710.7
Net interest revenues	4.4	-13.5	-10.5	-9.1	-56.4	-30.5
Remuneration to SEK	-16.2	-13.8	-12.0	-30.0	-21.6	-48.7
Commissions earned	11.1	78.4	—	89.5	—	50.8
Foreign exchange effects	0.3	2.7	-3.2	3.0	-3.2	0.6
Reimbursement to (-) / from (+) the State	0.4	-53.8	25.7	-53.4	81.2	27.8
Net result	0.0	0.0	0.0	0.0	0.0	0.0

Statements of Financial Position for the S-system (included in SEK’s Statements of Financial Position) Skr mn	June 30, 2011	December 31, 2010
Cash and cash equivalents	81.4	55.9
Loans	29,526.1	23,989.0
Derivatives	5.8	16.9
Other assets	1,546.4	1,466.8
Total assets	31,159.7	25,528.6

Liabilities	29,889.9	24,353.6
Derivatives	1,269.8	1,175.0
Equity	—	—
Total liabilities and equity	31,159.7	25,528.6

Commitments
Committed undisbursed loans	11,506.5	16,570.1

Note 10. Segment Reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of loans, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of loans amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 2 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of loans”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure, adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings) equals operating profit (IFRS) excluding some fair valuation effects recorded according to IFRS.

Granting of loans includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other third-party investors.

	Apr-Jun, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,387.2	-1,950.7	436.5	1.1	—	1.1
Other segments (1)	3.2	0.1	3.3	1.9	—	1.9
Elimination (3)	3.0	0.1	3.1	—	—	—
Total	2,393.4	-1,950.5	442.9	3.0	0.0	3.0

	Jan-Mar, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,521.9	-2,093.0	428.9	6.1	—	6.1
Other segments (1)	2.5	0.9	3.4	—	—	—
Elimination (3)	2.4	0.8	3.2	—	—	—
Total	2,526.8	-2,091.3	435.5	6.1	0.0	6.1

	Apr-Jun, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	3,141.5	-2,658.1	483.4	—	—	0.0
Other segments (1)	0.1	0.0	0.1	2.2	4.8	7.0
Elimination (3)	—	3.5	3.5	—	-4.8	-4.8
Total	3,141.6	-2,654.6	487.0	2.2	0.0	2.2

	Jan-Jun, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	4,909.1	-4,043.7	865.4	7.2	—	7.2
Other segments (1)	5.7	1.0	6.7	1.9	—	1.9
Elimination (3)	5.4	0.9	6.3	—	—	—
Total	4,920.2	-4,041.8	878.4	9.1	0.0	9.1

	Jan-Jun, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	6,121.6	-5,227.8	893.8	0.1	—	0.1
Other segments (1)	0.1	0.0	0.1	9.5	7.0	16.5
Elimination (3)	—	7.9	7.9	—	-7.0	-7.0
Total	6,121.7	-5,219.9	901.8	9.6	0.0	9.6

	Jan-Dec, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	12,182.8	-10,299.8	1,883.0	1.0	—	1.0
Other segments (1)	0.3	—	0.3	18.7	10.4	29.1
Elimination (3)	—	15.2	15.2	—	-10.4	-10.4
Total	12,183.1	-10,284.6	1,898.5	19.7	0.0	19.7

Operating profit Skr mn	Apr-Jun 2011	Jan-Mar, 2011	Apr-Jun 2010	Jan-Jun 2011	Jan-Jun, 2010	Jan-Dec, 2010
Granting of loans	453.3	333.7	289.9	787.0	605.5	4,109.1
Other segments	10.6	0.2	-1.0	10.8	2.1	5.6
Adjusted operating profit (core earnings) (2)	463.9	333.9	288.9	797.8	607.6	4,114.7
Change in value according to IFRS	35.0	124.1	-53.1	159.1	-92.6	-175.0
Operating profit (4)	498.9	458.0	235.8	956.9	515.0	3,939.7

Assets (4) Skr mn	June 30, 2011	December 31, 2010
Granting of loans	317,015.6	339,665.9
Other segments (1)	24.4	21.7
Elimination	—	—
Total	317,040.0	339,687.6

(1) Other segments consist of the segments Advisory services and Capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4) Including unrealized fair-value changes according to IAS 39.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of June 30, 2011. Contingent liabilities consist of liabilities related to previous loans in Venantius AB. Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 28,672.9 million of committed undisbursed loans at June 30, 2011 (Year-end 2010: Skr 38,205.2 million), committed undisbursed loans under the S-system represented Skr 11,506.5 million (Year-end 2010: Skr 16,570.1 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

Following Lehman Brothers Holdings Inc.’s (the Parent Company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees  has not previously been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection. In March 2011, SEK reached an agreement with one subsidiary in the former Lehman Brothers group which means that the parties have agreed on the current claims between SEK and the Lehman Brothers subsidiary. Based on that agreement, parts of the previously recognized contingent asset is considered virtually certain to have a positive fair value, therefore it has been recognized in the statement of financial position based on an assessment of the present value of future cash flows. Such an assessment is associated with great uncertainty. Given the continued unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” standard has not been met for the remaining contingent assets amounting to approximately Skr 0.4 billion.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified SEK that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the relevant Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that, it will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Lehman Brothers Holdings Inc.’s bankruptcy.

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which claim has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009.  SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including fair valuation changes. These shares had an acquisition cost of a total of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponded to the fair value. The aforementioned additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (after SEK filed its defense) been supplemented and developed. The arbitration process is still ongoing. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of June 30, 2011 was 23.4 percent (Year-end 2010: 22.4 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2010. The discussion of risks in the Annual Report for 2010 remains materially accurate as of the date hereof.

Capital base

Skr mn	June 30, 2011	December 31, 2010
Primary capital (Tier-1)	14,795	14,432
Supplementary capital (Tier-2)	—	—
...Of which upper Tier-2	—	—
...Of which lower Tier-2	—	—
Total capital base	14,795	14,432

Capital base - Adjusting items

Skr mn	June 30, 2011	December 31, 2010
Equity	13,023	12,570
Expected dividend	-222	-301
Items recognized at fair value	-65	-75
Intangible assets and other adjustements	-60	-58
Tier-1 eligible subordinated debt	2,208	2,381
100% of expected loss in accordance with IRB-calculation	-89	-85
Total Tier-1 capital	14,795	14,432

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. As of June 30, 2011 the deduction from the capital base amounted to Skr 89 million. The amount reduces Tier-1 capital. As of December 31, 2010, the theoretically calculated expected loss amounted to Skr 85 million.

Capital Requirements in Accordance with Pillar 1

	June 30, 2011		December 31, 2010
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	887	71	925	74
Credit risk IRB method	58,604	4,688	58,157	4,653
Currency exchange risks	—	—	—	—
Operational risk	3,766	301	5,371	430
Total Basel II	63,257	5,060	64,453	5,157

Basel I based additional requirement (1)	2,840	227	26	2
Total Basel II inkl. additional requirement	66,097	5,287	64,479	5,159

Total Basel I	82,624	6,610	80,599	6,448

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company for some exposures, until December 31, 2012. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. As a consequence of the validation, the PD-scale was updated during the second quarter 2011.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred, net results of financial transactions and other operational revenues.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The Swedish legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules. Therefore, during a transitional period initially set from 2007 to 2009, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk-sensitive, Basel I rules. In the event that the capital requirement calculated under the Basel I rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement based on the Basel I rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period. The authorities decided during 2009 to extend the transitional rules to apply until the end of 2011. The capital requirement will thereby correspond to at least 80 percent of the capital requirement to Basel I rules during 2010 and 2011.

Capital Adequacy Analysis (Pillar 1)

	June 30, 2011		December 31, 2010
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.4%	22.4%	22.4%	22.4%
...Of which related to primary capital (Tier-1)	23.4%	22.4%	22.4%	22.4%
...Of which related to supplementary capital (Tier-2)	—	—	—	—
Of which upper Tier-2	—	—	—	—
Of which lower Tier-2	—	—	—	—

Capital adequacy quota (total capital base / total required capital)	2.92	2.80	2.80	2.80

Net exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	June 30, 2011		December 31, 2010		June 30, 2011		December 31, 2010		June 30, 2011		December 31, 2010
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	9.0	3	16.5	5	7.7	3	14.4	5	1.3	3	2.1	4
Government export credit agencies	115.5	36	123.8	36	91.0	33	91.1	31	24.5	62	32.7	64
Regional governments	23.4	8	23.7	7	23.1	8	23.2	8	0.3	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	0.0	0	0.0	0
Financial institutions	99.7	31	114.1	33	89.9	32	101.6	35	9.8	25	12.5	24
Corporates	51.7	16	43.3	12	48.1	17	39.7	13	3.6	9	3.6	7
Securitization positions	19.4	6	24.0	7	19.4	7	24.0	8	0.0	0	0.0	0
Total	319.1	100	345.8	100	279.6	100	294.4	100	39.5	100	51.4	100

Asset-backed securities held

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 30 June 2011 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn							June 30, 2011
								…of which	…of which		…of which		…of which		…of which		…of which		…of which		…of which		…of which
		Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated		CDO rated		CDO rated
Exposure	RMBS(1)	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A-’		‘BBB+’		‘BB’		‘CCC’
Australien	4,018						4,018	4,018
Belgien	777						777	777
Frankrike		77					77	77
Tyskland		206	73				279	206	73	(2)
Irland	974					19	993		64	(2)			403	(2)	19	(2)	208	(2)	299	(2)
Holland	1,122						1,122	1,122
Portugal	373						373								373	(2)
Spanien	1,045	90		105		257	1,497	606	322	(2)	36	(2)	252	(2)	48	(2)					233	(2)
Storbritannien	6,830					89	6,919	6,919
USA					112	2,736	2,848	2,136	600	(2)													112	(3)
Totalt	15,139	373	73	105	112	3,101	18,903	15,861	1,059		36		655		440		208		299		233		112

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) Of these assets amounting to Skr 2,930 million, still Skr 1,547 million have the highest-possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2010, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475 million for these assets.

Net exposures Skr mn								December 31, 2010
									…of which	…of which		…of which		…of which		…of which		…of which		…of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(1)	Cards	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620							4,620	4,620
Belgium	765							765	765
France			146					146	146
Germany			388	73				461	461
Ireland	999						41	1,040	484					212	(2)	41	(2)	303	(2)
Japan			9					9	9
Netherlands	1,157						142	1,299	1,299
Portugal	382							382	382
Spain	1,096		120		154		306	1,676	1,027	347	(2)	302	(2)
United Kingdom	9,216							9,216	9,216
United States		450				163	3,270	3,883	2,717	1003	(2)									163	(3)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) Of these assets amounting to Skr 2,208 million, still Skr 1,748 million have the highest-possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor's from 'AAA' to 'CC', by Moody's from 'Aaa' to 'Ca' and by Fitch from 'AAA' to 'CCC'. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475 million for these assets.

Note 13.  Events after the Reporting Period

Ulla Nilsson and Åke Svensson, were elected to the Board of Directors of SEK at an Extraordinary General Meeting on July 8, 2011. The Board consequently consists of eight directors.

In early July SEK issued a five-year global benchmark-obligation amounting to 1 billion dollars, which was the first transaction of this kind since October 2010.

The Board of Directors and the President confirms that the interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, July 22, 2011

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson Chairman of the Board	Cecilia Ardström Director of the Board	Jan Belfrage Director of the Board

Lotta Mellström Director of the Board	Ulla Nilsson Director of the Board	Jan Roxendal Director of the Board

Åke Svensson Director of the Board	Eva Walder Director of the Board

Peter Yngwe President

Supplemental Information

(1)  Operating profit, before and after taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the period. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening balance of equity

(2) Operating profit (IFRS) excluding unrealized fair value changes according to IFRS, before and after taxes. Fair value changes relate to financial assets except held-for-trading securities and financial liabilities and related derivatives (see Note 2).

(3) New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(5) New borrowing with maturities exceeding one year.

(6) Capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of a previous law (Law 2006:1371) regarding capital adequacy and large exposures.

(7)  Capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments during the 2007-2011 transitional period regarding required minimum capital. Please see Note 12 “Capital Adequacy and Exposures”, in this interim report for a complete description of the calculation of required minimum capital during the transitional period